SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                               -------------

                                SCHEDULE 13D
                               (RULE 13D-101)

                             (AMENDMENT NO. 1)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-
           1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)


                         THE INTERLAKE CORPORATION
------------------------------------------------------------------------
                              (Name of Issuer)

                         COMMON STOCK, NO PAR VALUE
------------------------------------------------------------------------
                       (Title of Class of Securities)

                                465741 10 6
------------------------------------------------------------------------
                               (CUSIP Number)

                               John F. Keane
                             Tinicum Investors
                             990 Stewart Avenue
                        Garden City, New York 11530
                               (516) 222-2874

                                  Copy to:
                           Paul T. Schnell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000
------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              AUGUST 27, 1998
 -----------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

       NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on following pages)
                             Page 1 of 19 Pages



 CUSIP No. 465741 10 6         13D

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      Tinicum Investors
      I.R.S. ID No. 13-3800339

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) (X)

                                                                     (b) ( )

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS
      WC, BK

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         ( )

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

    NUMBER OF         7.   SOLE VOTING POWER - 2,320,560         (See Item 5)
     SHARES
   BENEFICIALLY       8.   SHARED VOTING POWER - 0
     OWNED BY
      EACH            9.   SOLE DISPOSITIVE POWER - 2,320,560    (See Item 5)
    REPORTING
     PERSON           10   SHARED DISPOSITIVE POWER - 0
      WITH

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,320,560                                             (See Item 5)

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        ( )

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10.013%

 14.  TYPE OF REPORTING PERSON
      PN



 CUSIP No. 465741 10 6               13D

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      Seth M. Hendon
      S.S. No. ###-##-####

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) (X)

                                                                     (b) ( )

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

      PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         ( )

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

     NUMBER OF        7.   SOLE VOTING POWER - 18,000        (See Item 5)
      SHARES
    BENEFICIALLY      8.   SHARED VOTING POWER - 0
      OWNED BY
       EACH           9.   SOLE DISPOSITIVE POWER - 18,000   (See Item 5)
     REPORTING
      PERSON          10   SHARED DISPOSITIVE POWER - 0
       WITH

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,000                                                (See Item 5)

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         ( )

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.078%

 14.  TYPE OF REPORTING PERSON
      IN



 CUSIP No. 465741 10 6               13D

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      Robert J. Kelly
      S.S. No. ###-##-####

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) (X)

                                                                     (b) ( )

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

      PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         ( )

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

      NUMBER OF        7.   SOLE VOTING POWER - 4,000    (See Item 5)
       SHARES
    BENEFICIALLY       8.   SHARED VOTING POWER - 0
      OWNED BY
       EACH            9.   SOLE DISPOSITIVE POWER - 4,000 (See Item 5)
     REPORTING
      PERSON           10   SHARED DISPOSITIVE POWER - 0
       WITH

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,000                                               (See Item 5)

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         ( )

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.017%

 14.  TYPE OF REPORTING PERSON
      IN



 CUSIP No. 465741 10 6               13D

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      Edward R. Civello
      S.S. No. ###-##-####

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) (X)

                                                                     (b) ( )

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

      PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         ( )

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

      NUMBER OF          7.   SOLE VOTING POWER - 5,000    (See Item 5)
       SHARES
     BENEFICIALLY        8.   SHARED VOTING POWER - 0
      OWNED BY
       EACH              9.   SOLE DISPOSITIVE POWER - 5,000   (See Item 5)
     REPORTING
      PERSON             10     SHARED DISPOSITIVE POWER - 0
       WITH

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,000                                            (See Item 5)

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         ( )

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.022%

 14.  TYPE OF REPORTING PERSON
      IN



 CUSIP No. 465741 10 6               13D

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      Joseph A. Marino
      S.S. No. ###-##-####

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) (X)

                                                                     (b) ( )

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

      PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         ( )

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

     NUMBER OF           7.   SOLE VOTING POWER - 1,000    (See Item 5)
      SHARES
    BENEFICIALLY         8.   SHARED VOTING POWER - 0
     OWNED BY
      EACH               9.   SOLE DISPOSITIVE POWER - 1,000     (See Item 5)
    REPORTING
     PERSON              10   SHARED DISPOSITIVE POWER - 0
      WITH

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,000                                               (See Item 5)

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         ( )

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.004%

 14.  TYPE OF REPORTING PERSON
      IN



 CUSIP No. 465741 10 6               13D

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      John F. Keane
      S.S. No. ###-##-####

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) (X)

                                                                     (b) ( )

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

      PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         ( )

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

     NUMBER OF         7.  SOLE VOTING POWER - 2,000     (See Item 5)
      SHARES
   BENEFICIALLY        8.  SHARED VOTING POWER - 0
     OWNED BY
      EACH             9.  SOLE DISPOSITIVE POWER - 2,000   (See Item 5)
   REPORTING
    PERSON             10  SHARED DISPOSITIVE POWER - 0
     WITH

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,000                                        (See Item 5)

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         ( )

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.009%

 14.  TYPE OF REPORTING PERSON
      IN



 CUSIP No. 465741 10 6               13D

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      Putnam L. Crafts, Jr.
      S.S. No. ###-##-####

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) (X)

                                                                     (b) ( )

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

      PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         ( )

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

     NUMBER OF          7.   SOLE VOTING POWER - 179,380    (See Item 5)
       SHARES
     BENEFICIALLY       8.   SHARED VOTING POWER - 0
      OWNED BY
       EACH             9.   SOLE DISPOSITIVE POWER - 179,380  (See Item 5)
     REPORTING
      PERSON           10    SHARED DISPOSITIVE POWER - 0
       WITH

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      179,380                                             (See Item 5)

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         ( )

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.113%

 14.  TYPE OF REPORTING PERSON
      IN





     ITEM 1.   SECURITY AND ISSUER

        The Schedule 13D filed with the U.S. Securities and Exchange Commission on July 27, 1998 relating to shares of common stock, no par value (the "Shares"), of The Interlake Corporation, a Delaware corporation (the "Issuer"), is amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined herein shall have the meaning ascribed to such terms in the previously filed Schedule 13D.


     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Investors purchased directly 706,140 Shares not previously reported for a total consideration of approximately $2,416,170.71. Investors paid for such Shares from its working capital and from borrowings in the ordinary course of business under a previously existing credit facility available for general corporate purposes, including purchases of marketable securities. Such loans bear interest, at the option of the borrower, at the London interbank offered rate plus 2% per annum , or the prime rate (as announced by Citibank N.A.) minus 1%. Borrowings under the facility are secured by a security interest in certain collateral and certain guarantees by general partners of Investors and other related parties. This facility was not made available for the specific purpose of acquiring Shares. A copy of Investors' Demand Loan and Pledge Agreement dated as of March 5, 1997 is filed as Exhibit 2 to the previously filed Schedule 13D, the complete terms and provisions of which are incorporated herein by reference.

        Seth M. Hendon purchased directly 14,000 Shares not previously reported for a total consideration of approximately $54,868.75. Mr. Hendon paid for his Shares from his personal funds.

        Putnam L. Crafts, Jr. purchased directly 78,460 Shares for a total consideration of approximately $268,463.36. Mr. Crafts paid for his Shares from his personal funds.


     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of the close of business on August 28, 1998, the Reporting Persons owned in the aggregate 2,608,400 Shares, which represent approximately 11.255% of the 23,175,000 Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 28, 1998. In accordance with Rule 13d- 5(b)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Persons as a group may be deemed to beneficially own such shares. As of the close of business on August 28, 1998, Investors, Mr. Hendon, Mr. Kelly, Mr. Civello, Mr. Marino, Mr. Keane and Mr. Crafts have direct beneficial ownership of 2,320,560, 18,000, 4,000, 5,000, 1,000, 2,000 and 257,840 Shares, respectively.

        (b) Each of the Reporting Persons has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of Shares of which it has direct beneficial ownership.

        (c) Since the previously filed Schedule 13D, the Reporting Persons purchased Shares in the manner, in the amounts, on the dates and at the prices set forth on Schedule I attached hereto and incorporated herein by reference.

        (d)    Not Applicable.

        (e)    Not Applicable.


     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Reporting Persons may consult each others on matters relating to the voting, holding, acquisition and disposition of Shares. The Reporting Persons also have an oral understanding to pay their respective pro-rata shares of all out-of-pocket costs and fees incurred by Investors on behalf of the investor group in connection with their investment in Shares. Mr. Crafts and Investors have an understanding regarding Mr. Crafts reimbursing Investors for the carrying costs associated with these Shares from their date of purchase until their transfer to Mr. Crafts.

         As a result of the foregoing understandings, the Reporting Persons may be deemed to be a "group" within the meaning of the rules and regulations promulgated under the Exchange Act. Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


                                 SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 28, 1998

                                     TINICUM INVESTORS


                                     By:  /s/ Eric M. Ruttenberg
                                          __________________________
                                          Name: Eric M. Ruttenberg
                                          Title: General Partner



                                 SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 28, 1998


                                      /s/ Seth M. Hendon
                                      _______________________
                                      SETH M. HENDON


                                 SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 28, 1998


                                     /s/ Robert J. Kelly
                                     _______________________
                                     ROBERT J. KELLY


                                 SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 28, 1998


                                     /s/ Edward R. Civello
                                     ________________________
                                     EDWARD R. CIVELLO


                                 SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 28, 1998


                                     /s/ Joseph A. Marino
                                     _______________________
                                     JOSEPH A. MARINO


                                 SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 28, 1998


                                     /s/ John F. Keane
                                     _______________________
                                     JOHN F. KEANE


                                 SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 28, 1998


                                     /s/ Putnam L. Crafts, Jr.
                                     ____________________________
                                     PUTNAM L. CRAFTS, JR.



SCHEDULE I

     The Reporting Persons have engaged in the following transactions in Shares since the previously filed Schedule 13D. All transactions, unless otherwise noted, involved purchases of Shares on the NASDAQ National Market.


 Transaction Date    Number of Shares    Avg. Price Per Share(1)     Purchaser
 ________________    ________________    ______________________      _________

 7/30/98                 800                   $3.81                 Mr. Hendon
 7/30/98               2,500                   $3.88                 Mr. Hendon
 7/30/98              10,700                   $3.94                 Mr. Hendon
 8/12/98             103,500                   $3.62                 Investors
 8/12/98              11,500                   $3.62                 Mr. Crafts
 8/27/98             602,640                   $3.39                 Investors
 8/27/98              66,960                   $3.39                 Mr. Crafts

-------------------------

     1   Excluding commissions.